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                           September 21, 2022

       Daniel J. McClory
       Executive Chairman
       Brera Holdings Limited
       Connaught House, 5th Floor
       One Burlington Road
       Dublin 4
       D04 C5Y6
       Ireland

                                                        Re: Brera Holdings
Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted September
2, 2022
                                                            CIK No. 0001939965

       Dear Mr. McClory:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement Amendment on Form F-1

       Notes to the Consolidated Financial Statements for the Years Ended December 31, 2021 and
       2020
       Note 1 - General information and reorganization transaction, page F-7

   1. We have reviewed your response to comment 8 noting it does not appear to address our comment. Your response
states you have identified the transaction between Brera
                                                        Holdings and KAP as a
common control transaction because the original shareholders of
                                                        KAP own 35% of the
outstanding shares of Brera Holdings. Please tell us how you
 Daniel J. McClory
Brera Holdings Limited
September 21, 2022
Page 2
      considered the guidance in IFRS 3 B2. In particular, please clarify if there is a contractual arrangement with these individual shareholders that provides them with the collective power to govern the company. If so, please provide us with a copy of the contractual arrangement.

      In addition, please tell us how you determined that 35% ownership of the outstanding shares constitutes control.
2. Please provide us with the details (i.e., number of shares issued) of the July 18, 2022 transaction to purchase of all the shares of Brera Milano. In addition, please provide us with a copy of the agreement.
       You may contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameDaniel J. McClory
                                                            Division of
Corporation Finance
Comapany NameBrera Holdings Limited
                                                            Office of Trade &
Services
September 21, 2022 Page 2
cc:       Louis A. Bevilacqua
FirstName LastName